SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE

Gafisa S.A. Appointments Andre Bergstein as

Chief Financial Officer and Investor Relations Officer

São Paulo, March 13, 2012 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced the appointment of Andre Bergstein as Chief Financial Officer and Investor Relations Officer. Mr. Bergstein will report to Duilio Alceu Calciolari, Chief Executive Officer.

“We are pleased to have Andre Bergstein join our senior leadership team to help drive our value-creation strategy and achieve our key objectives,” commented Mr. Calciolari. “I am confident Andre’s depth of experience and knowledge of the Brazilian real estate market will be invaluable.”

Andre Bergstein brings 20 years of experience in the financial and real estate markets to Gafisa. Most recently, he was part of the Real Estate team at Plural Capital, an investment management and financial advisory services firm based in São Paulo. From 2005 through 2010, he served at Brazilian Finance & Real Estate (BFRE) as CFO and IRO for the holding company, and as CFO of Brazilian Securities, where he led several structured operations of CRI´s (MBS – mortgage backed securities) and FII´s (real estate investment funds) and was active in M&A deals for BFRE. Mr. Bergstein began his career as financial analyst at the Icatu Bank Holding in 1993, where he tracked diverse investments in the Group. Between 1998 and 2005, he was CFO at Atlântica Residencial, a homebuilder focused on residential projects aimed at middle and low income groups, with presence of local and foreign shareholders.

Mr. Bergstein stated, “I am excited to join the management team at Gafisa. Gafisa is a strong, well respected leader in the Brazilian homebuilding market and I look forward to working with Duilio and the team and contributing to the Company’s future.”

Andre Bergstein, age 41, graduated from Pontifícia Universidade Católica PUC-RJ as an electrical engineer in 1993. He holds an MBA from IBMEC Rio de Janeiro.

# # #

São Paulo, March 13, 2012

Gafisa S.A.

Alceu Duilio Calciolari

Chief of Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer